UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
PERRIGO COMPANY PLC
(Exact name of registrant as specified in its charter)

Ireland	001-36353	Not Applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

The Sharp Building, Hogan Place, Dublin 2, Ireland D02 TY74		Not Applicable
(Address of principal executive offices)		(Zip Code)
Charles Atkinson, telephone: +353 1 7094000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

As required by Rule 13p-1 of the Securities Exchange Act of 1934, Perrigo Company plc (“the Company”) conducted a review of its products to determine whether any conflict minerals (Cassiterite, Columbite-Tantalite, Wolframite, Gold, or their derivatives tantalum, tin and tungsten) are necessary to the functionality or production of those products. As part of this review, the Company’s procurement, quality control, engineering, research and development and other groups reviewed bills of materials and queried suppliers to determine whether the Company’s products possibly include conflict minerals. The Company determined that, for the period from January 1 through December 31, 2025, tin and tantalum were used in the internal components of certain electronic toothbrushes within the Oral Care product category and gold was used in pregnancy tests within the Women’s Health category.

The Company conducted a reasonable country of origin inquiry with these suppliers, and each supplier provided written assurance that the tin, gold and tantalum did not originate from the Democratic Republic of the Congo or its adjoining countries.

This information is also publicly available at the Company’s website at www.perrigo.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PERRIGO COMPANY PLC

By:	/s/ Charles Atkinson	June 11, 2026
(Date)
Name: Charles Atkinson
Title: Executive Vice President, General Counsel and Secretary